# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stablecoin Development Corp, CIK 0001389545
CUSIP: 66987P409
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0001829126-25-008156
Filed by CIK 0001990517
Persons authorized to receive notices and communications: R01 FUND LP, 1111 Lincoln Road, Suite 500, Miami Beach, Florida (FL), 33139, 305-982-7994

## Reporting persons
- R01 Fund LP (CIK 0001990517): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,361,216; sole dispositive power 0; shared dispositive power 11,361,216; aggregate amount beneficially owned 11,361,216 (42.7% of the class)
  Comment: R01 Fund LP's beneficial ownership of the reported securities is comprised of 11,361,216 shares of the Issuer's Common Stock, as adjusted for the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026. The reported securities may also be deemed beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 26,625,029 shares of Common Stock outstanding as of March 16, 2026.
- R01 Capital LLC (CIK 0002091715): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,361,216; sole dispositive power 0; shared dispositive power 11,361,216; aggregate amount beneficially owned 11,361,216 (42.7% of the class)
  Comment: R01 Fund LP's beneficial ownership of the reported securities is comprised of 11,361,216 shares of the Issuer's Common Stock, as adjusted for the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026. The reported securities may also be deemed beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 26,625,029 shares of Common Stock outstanding as of March 16, 2026.
- R01 Capital Manager LLC (CIK 0002091724): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,361,216; sole dispositive power 0; shared dispositive power 11,361,216; aggregate amount beneficially owned 11,361,216 (42.7% of the class)
  Comment: R01 Fund LP's beneficial ownership of the reported securities is comprised of 11,361,216 shares of the Issuer's Common Stock, as adjusted for the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026. The reported securities may also be deemed beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 26,625,029 shares of Common Stock outstanding as of March 16, 2026.
- Kazley Michael John (CIK 0002091727): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,361,216; sole dispositive power 4,118,828; shared dispositive power 11,361,216; aggregate amount beneficially owned 15,480,044 (58.1% of the class)
  Comment: R01 Fund LP's beneficial ownership of the reported securities is comprised of 11,361,216 shares of the Issuer's Common Stock, as adjusted for the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026. The 11,361,216 reported securities may also be deemed beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Michael Kazley's beneficial ownership of the reported securities is comprised of 15,480,044 shares of the Issuer's Common Stock, consisting of (i) 11,361,216 shares of the Issuer's Common Stock that was previously reported, as adjusted for the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026, and (ii) 4,118,828 time-based restricted stock units ("Time-Based RSUs") that were granted to Michael Kazley on March 31, 2026. 100% of the Time-Based RSUs will vest on February 16, 2027, generally subject to Mr. Kazley's continued employment with the Company through such vesting date. On March 31, 2026, Mr. Kazley also was granted 15,445,603 performance-based restricted stock units ("Performance-Based RSUs") that will be earned based on the achievement of specified stock price hurdles and digital asset net asset value hurdles over a five-year performance period. To the extent earned, the Performance-Based RSUs will vest in quarterly installments over two years following achievement of the applicable hurdle, subject to a thirteen-month cliff from January 16, 2026, generally subject to Mr. Kazley's continued employment with the Issuer through the applicable vesting date. All percentage calculations herein are based on the aggregate of 26,625,029 shares of Common Stock outstanding as of March 16, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Stablecoin Development Corp
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Comment: Explanatory Note: This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 15, 2025, as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed on October 25, 2025, and as amended and supplemented by that certain Amendment No. 2 to Schedule 13D filed on January 20, 2026 (as amended, the "Statement") by R01 Fund LP ("R01") with respect to the Common Stock of Stablecoin Development Corporation (f/k/a NovaBay Pharmaceuticals, Inc.) (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or otherwise stated below, the information for R01 in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 31, 2026, Michael Kazley was granted 4,118,828 time-based restricted stock units ("Time-Based RSUs"). 100% of the Time-Based RSUs will vest on February 16, 2027, generally subject to Mr. Kazley's continued employment with the Company through such vesting date. On March 31, 2026, Mr. Kazley also was granted 15,445,603 performance-based restricted stock units ("Performance-Based RSUs") that will be earned based on the achievement of specified stock price hurdles and digital asset net asset value hurdles over a five-year performance period. To the extent earned, the Performance-Based RSUs will vest in quarterly installments over two years following achievement of the applicable hurdle, subject to a thirteen-month cliff from January 16, 2026, generally subject to Mr. Kazley's continued employment with the Issuer through the applicable vesting date.

The descriptions of the Time-Based RSUs and the Performance-Based RSUs above do not purport to be complete and are qualified in their entirety by reference to the respective forms of restricted stock unit agreements, which are filed as exhibits to this Amendment No. 3 to Schedule 13D, and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
R01 Fund LP, R01 Capital LLC and R01 Capital Manager LLC beneficially own an aggregate of 11,361,216 shares of Common Stock (the "R01 Shares"). The R01 Shares represent approximately 42.7% of the outstanding shares of Common Stock, based on the aggregate of 26,625,029 shares of Common Stock outstanding as of March 16, 2026.

Michael Kazley beneficially owns an aggregate of 15,480,044 shares of Common Stock (the "Kazley Shares", and together with the R01 Shares, the "Subject Shares"). The Kazley Shares represent approximately 58.1% of the outstanding shares of Common Stock, based on the aggregate of 26,625,029 shares of Common Stock outstanding as of March 16, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote:
R01 Fund LP, R01 Capital LLC and R01 Capital Manager LLC: 0 Shares of Common Stock
Michael Kazley: 0 shares of Common Stock

2. Shared power to vote or direct vote:
R01 Fund LP, R01 Capital LLC and R01 Capital Manager LLC: 11,361,216 shares of Common Stock
Michael Kazley: 11,361,216 shares of Common Stock

3. Sole power to dispose or direct the disposition: R01 Fund LP, R01 Capital LLC and R01 Capital Manager LLC: 0 Shares of Common Stock
Michael Kazley: 4,118,828 shares of Common Stock

4. Shared power to dispose or direct the disposition:
R01 Fund LP, R01 Capital LLC and R01 Capital Manager LLC: 11,361,216 shares of Common Stock
Michael Kazley: 11,361,216 shares of Common Stock
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As described in Item 4 above, on March 31, 2026, the Company approved the Time-Based RSUs and the Performance-Based RSUs. The descriptions in Item 4 are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.3: Form of Restricted Stock Unit Agreement (Time-Based) (Michael Kazley) (incorporated by reference to the Company's current report on Form 8-K filed on April 1, 2026).

https://www.sec.gov/Archives/edgar/data/1389545/000143774926010902/ex_940218.htm

Exhibit 99.4: Form of Restricted Stock Unit Agreement (Performance-Based) (Michael Kazley) (incorporated by reference to the Company's current report on Form 8-K filed on April 1, 2026).

https://www.sec.gov/Archives/edgar/data/1389545/000143774926010902/ex_940220.htm

## Signatures
- R01 Fund LP: /s/ Michael Kazley, Michael Kazley / Principal (04/02/2026)
- R01 Capital LLC: /s/ Michael Kazley, Michael Kazley / Managing Member (04/02/2026)
- R01 Capital Manager LLC: /s/ Michael Kazley, Michael Kazley / Managing Member (04/02/2026)
- Kazley Michael John: /s/ Michael Kazley, Michael Kazley (04/02/2026)